UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40879

Enphys Acquisition Corp.
(Exact name of registrant as specified in its charter)

100 Wall Street, 20th Floor
New York, NY 10005
(646) 854-6565
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant
Class A ordinary shares included as part of the Units, par value $0.0001 per share
Redeemable warrants included as part of the Units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 124

Pursuant to the requirements of the Securities Exchange Act of 1934, Enphys Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 14, 2024
ENPHYS ACQUISITION CORP.

	By:	/s/ Jorge de Pablo
		Name:	Jorge de Pablo
		Title:	Chief Executive Officer